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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                 COMMISSION FILE NUMBER: 0-22191

                           NOTIFICATION OF LATE FILING

(Check One)  /x/  Form 10-K              / /  Form 11-k           / / Form 20-F
             / /  Form 10-Q              / /  Form N-SAR

                  For Period Ended: June 30, 1998

                           / / Transition Report Form 10-K
                           / / Transition Report Form 20-F
                           / / Transition Report Form 11-K
                           / / Transition Report Form 10-Q
                           / / Transition Report Form N-SAR

                  For the Transition Period Ended:_________________________

Read attached instruction before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

CCA COMPANIES INCORPORATED
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Full Name of Registrant

CONSERVER CORPORATION OF AMERICA
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Former Name if Applicable

3250 Mary Street
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Address of Principal Executive Office (Street and Number)

Coconut Grove, FL 33133
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City, State and Zip Code

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                                     PART II
                             RULES 12b-25(b) and (c)

                  If the subject report could not be filed without unreasonable efforts or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

/ /               (a)      The reasons described in reasonable detail in
                           Part III of this form could not be eliminated without unreasonable effort or expense.

/x/               (b)      The subject annual report, semiannual report,
                           transition report on Form 10-K, Form 20-F, Form 11-
                           K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /               (c)      The accountant's statement or other exhibit
                           required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 11-K 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

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         On September 25, 1998 the Registrant announced that its Chief Executive
Officer had signed a letter of intent with the Chairman of JSR Rosnftagstroy ("RNGS") and others expressing their intent to negotiate, draft and enter into definitive agreements which could lead (i) to RNGS quaranteeing or providing financing for and subcontract turn-key construction services for, the Company's Sakhalin Project, (a hotel construction project in the Russian Federation) and
(ii) to RNGS and the Registrant jointly developing a hotel management business in the Russian Federation. If these transactions are consummated RNGS interests would obtain (i) 3,000,000 shares of Common Stock, (ii) an indirect 51% interest in the Sakhalin Project, while the Company would indirectly hold a indirect 32% interest. Further, in a possible exchange for the 51% interest RNGS might be issued about 45% of the Registrant's Common Stock to be outstanding. Registrant is currently deeply occupied in preparing for further negotiations of this critical transaction.

         The Registrant is also currently negotiating a loan to provide cash (i) to complete its Surinam Casino which, upon completion, is expected to provide additional cash flow to the Registrant, (ii) to pay the Registrant's current debt, and (iii) to provide working capital.

         The Registrant is and has been involved in other complex transactions during and after the most recent fiscal year, some of them outside the U.S. Some of them have complex adverse effects from the "Asian Crisis" and thus require complex evaluation.

         The Registrant changed accountants in early 1998, largely because its former accountants did not have the capacity to serve the Registrant's new and prospective international business.

         In July 1998 the Registrant elected a new President, CEO and COO.

         In May the Company retained a new General Counsel.

         As a consequence of the foregoing and other intense activity, and despite intense effort and additional expense, the Registrant's senior management and staff has been unable timely to compile current, complete, reliable and verified data. Accordingly the Registrant's Form 10-K could not be filed within the prescribed time and Registrant seeks relief pursuant to Rule 12b-25(b) of the Securities Exchange Act of 1934.

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                      EXPLANATION UNDER OTHER INFORMATION,
                                   QUESTION 3

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone of person to contact in regard to this notification:

          Carl R. Hollander, Esq.           (212)                  753-7640
                  (Name)                  (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                           /x/ Yes                            / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                           / / Yes                            /x/ No

If so attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           CCA COMPANIES INCORPORATED
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                   Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:             September __, 1998             By:      /s/ Miles R. Greenberg


                                                 -------------------------------
                                                 Miles R. Greenberg
                                                 Chief Financial Officer

         Instruction:      The form may be signed by an executive officer of the
registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other

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than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal violations (see 1B U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to notifications must also be filed on Form 12b-25 but need not restate information that has not been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T.


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